EXHIBIT 99.1

Student Transportation Inc. Declares Quarterly Dividend

100th Consecutive Monthly Dividend Approved for Yield Buyers

BARRIE, Ontario, Feb. 15, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most progressive provider of school bus transportation services, announced that the Board of Directors has continued its practice of approving the announcement of dividends quarterly. Dividends will continue to be paid on a monthly basis to shareholders of record.

STI will pay a regular monthly cash dividend of C$0.04636833 per common share on April 15, 2013, May 15 and June 17 to shareholders of record at the close of business on March 31, 2013, April 30 and May 31. The May 15th payment will mark the Company's 100th consecutive monthly dividend.

"To have our 100th consecutive monthly dividend being paid this May shows the consistency of the long term contracted nature of our business and the proper execution of our business plan," said Denis J. Gallagher, Chairman and CEO. "This is a simple business that our shareholders can understand. In fact I've heard from some investors that our business is "boring" and not "glitzy". Kids are going to school regardless of weather events or fiscal cliff and we continue to do the simple things right. For the past eight years as a public company we have been demonstrating our ability to deal with many issues facing growing companies like ours. It may be unusual to be a dividend paying and a growth company at the same time but it actually has been a key part of our success. We have a great relationship with value investors who like stable, predictable yield income and have allowed us to grow. We have a reputation for quality service in the industry and for partnering in the communities where we operate our long-term contracts. We are working hard developing new ways to lower our costs, improve margins and increase retained cash. This is a long road with a lot of bends and we are committed to delivering steady, predictable revenues and cash flows that allow us to remain the top provider of school transportation in North America. We'd like to thank those who have supported us over the years."

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com